CUSIP NO. 35353C102	Schedule 13D

EXHIBIT 2

November 25, 2014

Mr. Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer
Franklin Financial Corporation
4501 Cox Road
Glen Allen, Virginia  23060

Dear Mr. Wheeler:

At your request, we are writing to confirm what we have told you in previous telephone conversations.  As you know, MFP Partners, L.P. (“MFP”) has been a shareholder since your company’s mutual to stock conversion in 2011.  Since that time, we have increased our holdings to over 800,000 shares, or approximately 7% of the outstanding shares of Franklin Financial Corporation.  Since our initial investment, we have been pleased with the actions taken by your management team and board of directors in building stockholder value.

When the merger with TowneBank was announced, we were not familiar with TowneBank, so we initiated conversations with its management and studied its public filings among other things.  We have also reviewed the Franklin Financial Corporation proxy statement relating to the merger, and we do not think we need any more information in order to know how to vote MFP’s shares with respect to whether to approve the merger with TowneBank.  We have become very comfortable with the management and business model of TowneBank, and, as shown in recent SEC filings, which are public information, MFP has increased its holdings of Franklin Financial Corporation common stock since the announcement of the TowneBank merger.  We have voted our shares in favor of the merger, and we want the transaction to proceed to closing.

Thank you for the stewardship that your management team and board of directors have provided Franklin Financial Corporation.

Sincerely,

/s/ Michael F. Price

MFP Investors LLC